Filed by Sesen Bio, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
under the Securities Exchange Act of 1934

Subject Company: Sesen Bio, Inc.
Commission File No.: 001-36296

Important Information for Sesen Bio Stockholders Please vote your shares at the Special Meeting of Stockholders to be held on March 2, 2023 at 10:00 A.M. Eastern Time Key questions and answers regarding the pending merger What will the combined company be focused on? The combined company will be focused on advancing Carisma Therapeutic Inc.’s (Carisma) current clinical programs and pipeline. Carisma is pioneering the development of chimeric antigen receptor macrophage (CAR-M) therapies and is believed to be the only company developing CAR-M therapies with demonstrated proof of mechanism and safety data in clinical trials. Carisma has several anticipated upcoming catalysts and developmental milestones across its clinical programs over the next 18 months, including multiple clinical data readouts. What value does this merger provide Sesen Bio stockholders? The pending merger is expected to maximize value for existing Sesen Bio stockholders by providing an implied total value of $0.88 per share: • Expected special cash dividend of approximately $70 million to be paid shortly after (and contingent upon) closing, or approximately $0.34 per share 1 , which offers Sesen Bio stockholders direct and immediate cash value; • 25.2% ownership interest in the $357 million 2 combined company, or $0.40 per share 3 .. Carisma is a well-funded company developing groundbreaking therapies for a wide range of cancers with potential for significant long-term upside; and • Additional potential cash upside via a contingent value right 4 , related to proceeds from any sale of Sesen Bio’s legacy assets (including Vicineum TM ) and from the potential $30 million milestone payment under the Roche Asset Purchase Agreement, or $0.14 per share 5 .. Who will lead the combined company? The combined company will be led by Carisma’s Board and management team, which has extensive cell therapy experience and a strong track record in oncology and drug development. This includes Carisma CEO Steven Kelly, who was named Ernst & Young Entrepreneur of the Year 2022 Greater Philadelphia, and Carisma Chief Scientific Officer and co-founder Michael Klichinsky, Pharm.D., Ph.D, who is the co-inventor of the technology at the University of Pennsylvania. This team has strong investor support, comprising of leaders within biotech, including AbbVie, Moderna, Wellington and TPG. What is the value of the Contingent Value Right (“CVR”) and when will I receive it? Each Sesen Bio stockholder will receive one CVR for each outstanding share of Sesen Bio common stock they hold on the record date for the CVR. Under the terms of the merger agreement, stockholders will receive payments on the CVR upon: • Roche’s initiation of a Phase 3 clinical trial for Sesen Bio’s legacy IL-6 asset for a certain indication prior to December 31, 2026, entitling CVR holders to a pro rata portion of the $30 million milestone payment; and • Proceeds from any sale of Sesen Bio’s legacy assets, including Vicineum Your Vote is Important! 1 Based on basic outstanding shares including unvested RSUs 2 Reflects pro forma company value including stated valuation for Sesen Bio, Carisma, and fully diluted value of the Moderna convertible note 3 Based on pro forma fully diluted post-close company shares outstanding 4 Amounts reflect potential payments in the future and have not been discounted 5 Based on basic outstanding shares including unvested RSUs

Why is a reverse stock split being proposed? We are proposing a reverse stock split to regain compliance with the Nasdaq Capital Market listing rule that requires the stock of a company traded on the exchange to be above $1.00 per share. If we do not regain compliance by January 23, 2023, shares of Sesen Bio may be subject to delisting. A reverse stock split is commonly used by companies in this situation to regain compliance and remain listed, and we plan to request a hearing to appeal the delisting determination in accordance with Nasdaq procedures. Sesen Bio’s delisting will be stayed pending the resolution of the appeal. Additionally, should the issuance of Sesen Bio shares in the merger (Proposal 1) be approved by stockholders at this Special Meeting, Nasdaq will require the combined company to have, among other things, a $4.00 per share minimum bid price upon closing of the merger. The reverse stock split will enable the combined company to meet this requirement. If the reverse stock split passes, will this dilute my existing position? The proposed reverse stock split by itself WILL NOT dilute current Sesen Bio stockholders and will not affect any stockholder’s percentage ownership in Sesen Bio except for minor adjustments due to the treatment of fractional shares. Additionally, to limit potential future dilution, upon approval of the pending merger and the reverse stock split, Sesen Bio will decrease the Company’s authorized shares from 400 million to 100 million. Is the reverse stock split necessary to consummate the merger? Yes. The pending merger cannot be consummated without Sesen Bio stockholder approval of both the issuance of Sesen Bio shares in the merger (Proposal 1) AND the reverse stock split (Proposal 2). Not voting FOR Proposal 2 will count the same as voting “AGAINST” the consummation of the merger. That is why your vote is important! What are the plans for the Vicineum program? In July 2022, Sesen Bio voluntarily paused further clinical development of Vicineum in the U.S. and has engaged a financial advisor for the potential sale of Vicineum. If the pending merger is consummated, the combined company does not expect to pursue further development of Vicineum and any value obtained through a potential sale of Vicineum will be distributed to Sesen Bio stockholders through the CVR. Did Sesen Bio consider any alternatives to this pending merger? Yes. The Sesen Bio Board of Directors in consultation with its financial and legal advisors undertook a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives and merger partner candidates over the course of four months. The Sesen Bio Board conducted outreach to over 100 companies which resulted in 42 bids. The Sesen Bio Board considered a wide range of options, including a merger, sale of assets, resumption of R&D and liquidation of assets and dissolution. The Sesen Bio Board is confident that the pending merger with Carisma is the best path forward for Sesen Bio and the most value maximizing option for stockholders. The Sesen Bio Board believes that the pending merger is more favorable to stockholders than the potential value that might have resulted from other strategic alternatives available to Sesen Bio, including the initiation of a new Phase 3 clinical trial for Vicineum or the dissolution and liquidation of Sesen Bio. What happens if the merger with Carisma is not completed due to a negative vote at the shareholder meeting? Without the pending merger with Carisma, the most likely and feasible path for Sesen Bio would be an exchange delisting followed by a dissolution of the Company and a liquidation of assets. We believe there is considerable risk and uncertainty with this path, including inferior distribution of cash, additional risk from needing to satisfy contingent liabilities and a prolonged timeline leading to additional cash burn. Key questions and answers regarding the proposed reverse stock split

Key questions and answers regarding voting How can I vote my shares? Our proxy solicitor, MacKenzie Partners, can assist you with voting your shares and any questions you may have. Please see the box below for their contact information. Alternatively, you may follow the steps below. If you are the “record holder” of your shares, you must: • Submit a proxy via the Internet or phone by following the instructions on the proxy card included in the proxy materials you received; • Complete, sign and date your proxy card and arrange for delivery of that proxy card by mail by 11:59 pm Eastern Time on March 1, 2023; or • Vote during the Special Meeting by registering in advance through www.proxydocs.com/SESN. If your Sesen Bio shares are held in “street name” by a broker, bank or other nominee, you can vote your shares by following the directions your broker, bank or other nominee provides you. Can I change my vote? Yes, you can change your vote at any time prior to or at the Special Meeting. The last instruction we receive from you prior to the closing of the polls is what will be counted. What happens if I don’t vote? Your vote is important! Voting FOR the pending merger with Carisma and all other proposals will ensure that you receive the maximum value for your shares. We believe there is considerable risk and uncertainty by not voting for the pending merger, including inferior distribution of cash, additional risk from needing to satisfy contingent liabilities and a prolonged timeline leading to additional cash burn. Not voting on Proposal 2 (reverse stock split) will count the same as voting “AGAINST” the consummation of the merger. As a reminder, stockholder approval of BOTH Proposal 1 AND Proposal 2 are required to consummate the merger. Not voting on Proposals 1, 3, 4 and 5 will not impact the results on those proposals. What if I have a question? Should you have any questions, please contact our proxy solicitor, MacKenzie Partners, using the information in the box below. Vote “FOR” All Agenda Items Today! OUR PROXY SOLICITOR (MACKENZIE PARTNERS) STANDS READY TO ASSIST YOU WITH THIS IMPORTANT VOTE If you have questions about how to vote your shares, please contact our proxy solicitor, MacKenzie Partners. 1407 Broadway, Floor 27 New York, NY 10018 Call toll-free: 1-800-322-2885 Email: proxy@mackenziepartners.com

Cautionary Note on Forward-Looking Statements Any statements in this communication about future expectations, plans and prospects for Sesen Bio, Inc. (Sesen Bio), CARISMA Therapeutics Inc. (Carisma) or the combined company, Sesen Bio’s, Carisma’s or the combined company’s strategy or future operations, and other statements containing the words “anticipate,” “believe,” “contemplate,” “expect,” “intend,” “may,” “plan,” “predict,” “target,” “potential,” “possible,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. For example, statements concerning the proposed transaction, the concurrent financing, the contingent value rights and other matters, including without limitation: statements relating to the satisfaction of the conditions to and consummation of the proposed transaction, the expected timing of the consummation of the proposed transaction, the expected ownership percentages of the combined company, Sesen Bio’s and Carisma’s respective businesses, the strategy of the combined company, future operations, advancement of the combined company’s product candidates and product pipeline, clinical development of the combined company’s product candidates, including expectations regarding timing of initiation and results of clinical trials of the combined company, the ability of Sesen Bio to remain listed on the Nasdaq Stock Market, the completion of the concurrent financing, the receipt of any payments under the contingent value rights, and the amount and timing of distributions to be made to Sesen Bio stockholders, if any, in connection with any potential dissolution or liquidation scenario are forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to obtain stockholder approval of matters related to the proposed transaction in a timely manner or at all; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Sesen Bio and Carisma to consummate the proposed transaction, including completing the concurrent financing; (iii) risks related to Sesen Bio’s ability to correctly estimate its expected net cash at closing and Sesen Bio’s and Carisma’s ability to correctly estimate and manage their respective operating expenses and expenses associated with the proposed transaction; (iv) risks related to Sesen Bio’s continued listing on the Nasdaq Stock Market until closing of the proposed transaction; (v) the risk that as a result of adjustments to the exchange ratio, Sesen Bio stockholders or Carisma stockholders could own less of the combined company than is currently anticipated; (vi) the risk that the conditions to payment under the contingent value rights will not be met and that the contingent value rights may otherwise never deliver any value to Sesen Bio stockholders; (vii) risks associated with the possible failure to realize certain anticipated benefits of the proposed transaction, including with respect to future financial and operating results; (viii) uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (ix) the effect of uncertainties related to the actions of activist stockholders, which could make it more difficult to obtain the approval of Sesen Bio stockholders with respect to the transaction related proposals and result in Sesen Bio incurring significant fees and other expenses, including for third-party advisors; (x) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement, as amended; (xi) the effect of the announcement, pendency or completion of the merger on Sesen Bio’s or Carisma’s business relationships, operating results and business generally; (xii) costs related to the merger; (xiii) the outcome of any legal proceedings instituted against Sesen Bio, Carisma or any of their respective directors or officers related to the merger agreement or the transactions contemplated thereby; (xiv) the ability of Sesen Bio or Carisma to protect their respective intellectual property rights; (xv) competitive responses to the proposed transaction and changes in expected or existing competition; (xvi) the success and timing of regulatory submissions and pre-clinical and clinical trials; (xvii) regulatory requirements or developments; (xviii) changes to clinical trial designs and regulatory pathways; (xix) changes in capital resource requirements; (xx) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates and its preclinical programs; (xxi) legislative, regulatory, political and economic developments; and (xxii) other factors discussed in the “Risk Factors” section of Sesen Bio’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other reports filed with the Securities Exchange Commission (SEC). In addition, the forward-looking statements included in this communication represent Sesen Bio’s and Carisma’s views as of the date hereof. Sesen Bio and Carisma anticipate that subsequent events and developments will cause the respective company’s views to change. However, while Sesen Bio may elect to update these forward-looking statements at some point in the future, Sesen Bio specifically disclaims any obligation to do so, except as required under applicable law. These forward-looking statements should not be relied upon as representing Sesen Bio’s views as of any date subsequent to the date hereof. Important Additional Information In connection with the proposed transaction between Carisma and Sesen Bio, Sesen Bio filed with the SEC a registration statement on Form S-4 (as amended, the registration statement) that includes a proxy statement of Sesen Bio and also constitutes a prospectus of Sesen Bio with respect to shares of Sesen Bio common stock to be issued in the proposed transaction (proxy statement/ prospectus). The definitive proxy statement/prospectus is first being mailed to Sesen Bio stockholders on or about January 24, 2023. Sesen Bio may also file other relevant documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS, INCLUDING THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE MATERIALS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders are able to obtain the definitive proxy statement/prospectus and other documents that are filed or will be filed by Sesen Bio with the SEC free of charge from the SEC’s website at www.sec.gov or from Sesen Bio at the SEC Filings section of www.sesenbio.com. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, a public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. Participants in the Solicitation Sesen Bio and Carisma and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Sesen Bio’s directors and executive officers is available in Sesen Bio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its definitive proxy statement dated April 28, 2022 for its 2022 Annual Meeting of Stockholders and its Current Report on Form 8-K filed with the SEC on August 31, 2022. Other information regarding the participants in the proxy solicitation and a description of their interests in the proposed transaction, by security holdings or otherwise, is included in the definitive proxy statement/prospectus and other relevant materials that are or will be filed with the SEC regarding the proposed transaction. Investors should read the definitive proxy statement/ prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Sesen Bio or the SEC’s website as indicated above. Your Vote is Important! Please follow the instructions on the proxy card you received to VOTE “FOR” the transaction today. Vote by telephone, internet or mail!